SAMSON OIL & GAS LIMITED ADVISORY, EARL #1-13H

Denver 1700 hours October 18th, 2010, Perth 0700 hours, October 19th, 2010

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that the Earl #1-13H reached a total depth of 17,342 feet (measured depth) early on October 18th having drilled a 5,742 foot lateral out of the seven inch casing shoe which had previously been set at 11,600 feet (measured depth). The horizontal section was drilled whilst observing the customary oil and gas shows.

The well will be conditioned in preparation for running a 4 inch liner which will be configured to fracture stimulate 20 stages.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,996 million ordinary shares issued and outstanding (including 332 thousand options exercisable at AUD 1.5 cents), which would be the equivalent of 99.8 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$1.19 per ADS on October 18th, 2010 the company has a current market capitalization of approximately US$115.36 million.  Correspondingly, based on the ASX closing price of A$0.064 on October 18th, 2010, the company has a current market capitalization of A$123.10 million.  The options have been valued at their closing price of A$0.050 on October 18th, 2010 and translated to US$ at the current exchange of 0.9854 for the purposes of inclusion in the US$ market capitalization calculation.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in this press release or related announcements that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at .sec.gov/edgar/searchedgar/webusers.htm.